Mail Stop 3561

October 8, 2008

Peter Klamka
President and Chief Executive Officer
Solar Acquisition Corp.
1905 Pauline Blvd. Suite 1
Ann Arbor, MI 48103

Re: **Solar Acquisition Corp.**
        Amended Registration Statement on Form S-1
        Filed September 29, 2008
        File No. 333-152496

Dear Mr. Klamka:

       We have limited our review of your filing to those issues we have addressed in the
following comments. Where indicated, we think you should revise your document in response to
these comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or any other aspect of our review. Feel free to call us at the
telephone numbers listed at the end of this letter.

Registration Cover Page

1.   Please include the notation "Amendment …" with the appropriate consecutively
       numbered amendment as an addition to your Form S-1 designation. See Rule 470 of
       Regulation C.

Prospectus Summary, page 1

2. In several places in your filing you indicate Solar Acquisition Corp. is a development
    stage company with minimal operations. You also indicate on the second full paragraph
    on page 1 that "[w]e were previously a blank check company." Please provide your
    analysis as to why you are no longer a blank check company as defined in Section (a)(2)
    of Rule 419 and therefore are not subject to the provisions of Rule 419.

3. In the sixth paragraph on page one, please remove the parenthetical phrase or advise why
    you have included this information in your registration statement.

Terms of Offering, page 2

4. Under "Terms of Offering" you indicate that the offering will remain open for 365 days
    from the date of your prospectus. On page 13 under "Plan of Distribution and Terms of
    the Offering" you state that the offering terminates 12 months after commencement of
    this offering. Please clarify the duration of the offering. Please review and revise your
    entire filing to make the offering duration consistent throughout your filing.

Risk Factors, page 3

5. We note in the second risk factor on page 7 that you disclose that "…our internal controls
    may be inadequate or ineffective, which could cause our financial reporting to be
    unreliable and lead to misinformation being disseminated to the public" However, you
    have recently submitted a Form 10-QSB in which your sole officer and director certified
    that a recent review of your internal controls had found no deficiencies in your internal
    controls and that your internal controls are effective. Please revise this risk factor to
    state, if true, for the period ended June 30, 2008 that your disclosure controls and
    procedures are designed to provide reasonable assurance of achieving their objectives and
    that your principal executive officer and principal financial officer concluded that your
    disclosure controls and procedures are effective at that reasonable assurance level. Please
    include similar disclosure in future filings. In the alternative, remove this risk factor if
    you determine it is a generic risk and not a specific risk to the company. Please refer to
    Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting
    and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-
    8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Available Information, page 8

6. We note your statement that you are not currently required to file periodic or current
    reports with the SEC. However, you are subject to the filing requirements of the

Securities Exchange Act as a result of the effectiveness of your Form 10SB filed on September 15, 2006. Please revise your filing to state that you are required to file periodic and current reports with the SEC and the types of reports you are required to file.

7. You state in the final paragraph on page 8 that you have filed a registration statement on form SB-2. Please revise your statement to disclose that you have filed a registration statement on Form S-1.

Capitalization, page 9

8. Your "Stockholder's Equity" in your "Capitalization" section appears to differ from the Stockholder's Equity disclosure on your "Balance Sheet" found on page F-2. For example these sections each state different amounts of shares that you are authorized to issue. Please revise and confirm that you consistently represent throughout your filing the amount of shares outstanding and the amount of shares that you are authorized to issue. In addition, we note your caption indicates a March 31, 2008 date while your table indicates June 30, 2008. Please revise.

Security Ownership of Certain Beneficial Owners and Management, page 16

9. In the first paragraph you state "[t]he address of each person is care of Solar Acquisition Energy." Please identify Solar Acquisition Energy. If Solar Acquisition Energy is Solar Acquisition Corp. please revise your filing. Please provide the address in a footnote to your table.

10. Please indicate by footnote Mr. Klamka's interest in Barton PK, LLC and therefore the indirect ownership interest that he has in Solar Acquisition Corp. In this regard, provide the information required by Item 403(b) of Regulation S-K. Currently the total and percentages provided also include your principal stockholders.

11. Identify the persons who have investment control of the entities that are not natural persons. See Instruction 7 of Item 403 of Regulation S-K and Regulation 13D.

Disclosure of Commission's Position on Indemnification for Securities Act Liability, page 18

12. In the last sentence of the first full paragraph on page 19 you have the following parenthetical phrase "[d]on't think (know if) this is true. NOT in Articles of Incorporation!!) This language appears again in the second paragraph on page 35. In both instances the statements follow a discussion regarding the company's right to indemnify certain individuals. Please revise. Also, we could not find in your Articles of Incorporation any provision regarding indemnification of your officers or directors.

Please advise us and clarify your position regarding your ability to indemnify an officer and director both here and in your "Indemnification" discussion on page 31.

Plan of Operation, page 26

13. Please revise your discussion here to discuss the registrant's financial condition, changes in financial condition and results of operations, rather than your plan of operation, which was required by Item 303 of Regulation S-B but has since been repealed. Please refer to Item 303(a) and (b) of Regulation S-K. Please also refer to C&DI 110.01 under Regulation S-K at our web-site. Please discuss in this section the services received as consideration in the issuance of 9.9 million shares of your stock in June 2008 and the effect on Solar Acquisition Corp.'s liquidity and capital resources from the issuance of these shares.

14. Please discuss the "working capital" that Mr. Klamka provided to Solar Acquisition Corp. For example, please discuss the amount of working capital provided, repayment terms, its uses and how it affected the liquidity and capital resources of Solar Acquisition Corp. Please also discuss this transaction in your "Certain Relationships and Related Party Transactions Section" on page 29 in accordance with Item 404(d) of Regulation S-K.

Indemnification, page 31

15. On page 31 you state that "the indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada" You also make reference to Nevada law in the first full paragraph on page 38, where you also discuss indemnification. Please revise or advise use why you reference Nevada law in these locations since Solar Acquisition Corp. was formed under the laws of Florida.

Shares Eligible for Future Sale, page 31

16. You state that after the offering 1.5 million shares will be freely tradable without restriction. This is a legal opinion that counsel should provide, or in the alternative you should remove this statement. In addition, please qualify your statement since this is a best efforts offering and there is no assurance all of the shares offered will be sold.

17. You also state that "[t]he remaining 9 million shares of common stock held by our existing stockholder are "restricted securities" as that term is defined in Rule 144 under the Securities Act" You also state in the same paragraph that "[a]ll restricted shares are held by our sole officer and director." Please revise your filing here and in your

"Security Ownership of Certain Beneficial Owners and Management" to clearly indicate the ownership interests of your sole officer and director.

Financial Statements of Solar Acquisition Corp., page F-2

18. It appears that you should comply with Item 8-02 of Regulation S-X which requires an audited balance sheet as of the end of each of your most recent two fiscal years. Please revise or advise. Also, you indicate that your filing includes your unaudited financial statements through June 30, 2008. However, your filing does not include a balance sheet as of June 30, 2008 and income statements and statements of cash flows for six months ended June 30, 2008 and 2007. Please update the unaudited financial statements to comply with Item 8-03 of Regulation S-X. In addition, please update the remainder of your filing as necessary. Refer to the Section IV of the Commission's Final Rule Release, *Smaller Reporting Company Regulatory Relief and Simplification*, Release No. 33-8876.

Notes to Financial Statements, page F-7

Note 3 Capital Stock, page F-7

19. You state "[t]he total number of shares of capital stock which the Company shall have authority to issue is seventy-five million (50,000,000) common shares with a par value of $.001." Please revise your statement to state the correct amount of shares that you have authority to issue.

Item 26. Recent Sales of Unregistered Securities, page 36

20. Your discussion does not clearly articulate the exemption you relied upon in the issuance of the 9.9 million shares issued to various persons for services and consideration totaling $125,000. Please disclose the exemption you relied upon and briefly state the facts that you relied upon to make the exemption available. Please refer to Item 701(d) of Regulation S-K.

Item 28. Undertakings, page 37

21. We note that paragraph (1)(II) in this section does not match the language of Item 512(a)(1)(ii) of Regulation S-K. Also, your paragraph (2) does not match the language of Item 512(a)(2) of Regulation S-K. Please revise these paragraphs to closely track the undertakings provided in Item 512(a)(1)(ii) and (a)(2).

22. Since this is your first offering of securities, please include the undertaking provided under Item 512(a)(6) or advise us why it does not apply to you. Refer to Item 512(a)(6) of Regulation S-K.

Exhibits

23. Please file the following on EDGAR as separate exhibits to your registration statement:

- A copy of the form of subscription agreement. If you used or will use more than one type of subscription agreement, please file a copy of each type of subscription agreement;
- A copy of your Amended Articles of Incorporation;
- A copy of Solar Acquisition Corp.'s by-laws;
- The promissory note between Mr. Klamka and Solar Acquisition Corp.;
- The consent of Gruber and Company;
- Any instrument that defines the rights of shareholders

Please note in the future to designate by an asterisk and footnote that any listed exhibit not included with the filing will be filed by a subsequent amendment.

24. We note that you are no longer registering the shares of your current shareholders. Please have your legal counsel revise their legality opinion so that it opines only as to the legality of the shares you are registering in this registration statement.

Form 10-K for the Fiscal Year Ended December 31, 2007

25. Your Form 10-K for FYE December 31, 2007 does not include the disclosure required under Item 308 of Regulation S-K. Please amend your Form 10-K to include the disclosure required under Item 308 of Regulation S-K. Otherwise, please provide your analysis why Item 308 does not apply to you.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Peter Klamka
Solar Acquisition Corp.
October 8, 2008
Page 7

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Peter Klamka
Solar Acquisition Corp.
October 8, 2008
Page 8

You may contact Robert W. Errett, Attorney-Advisor, at (202) 551-3225 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director